By EDGAR

May 20, 2016

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Liberated Syndication Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 12, 2016

File No. 333-209599

Dear Mr. Spirgel:

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby provides responses to comments issued in a letter dated May 19, 2016 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “S-1”).  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 4 to the S-1 reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Pro Forma Financial Information

Unaudited Pro Forma Combined Balance Sheet, page 25

1.

The pro forma balance sheet presentation should be based upon your most recent balance sheet. Please remove the pro forma balance sheet presentation as of December 31, 2015.

RESPONSE:  The pro forma balance sheet presentation as of December 31, 2015 has been removed.

Unaudited Pro Forma Combined Balance Sheet, page 25

2.

Please revise the column amounts under “Pro Forma Combined as of March 31, 2016” to reflect the sum of the corresponding captions from the third and fourth columns of that same table.

RESPONSE:  The column amounts under “Pro Forma Combined as of March 31, 2016” have been revised to reflect the sum of the corresponding captions from the third and fourth columns of that same table.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher J. Spencer

Christopher J. Spencer